SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

**REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934**

PE

For March 7, 2002

Andina Bottling Company, Inc.
(Translation of registrant's name into English)

Avenida Andrés Bello 2687
Piso 20, Las Condes
Santiago
Chile
(Address of principal executive offices)

Form 20-F _X_ Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes___ No_X_

EMBOTELLADORA ANDINA S.A. (THE "COMPANY")
REPORT ON FORM 6-K

Attached is a free translation of the following documents recently filed by the Company with the Chilean Superintendency of Securities and Insurance:

(i) Company's Interim Consolidated Financial Statements for the six-month periods ended June 30, 2000 and 2001;

(ii) Notice of a material event pertaining to the suspension of negotiations of a non-binding Letter of Intent dated June 4, 2001 that established an interest in a potential acquisition of franchise rights and other assets by the Company located in territories in the state of Rio de Janeiro, Brazil;

(iii) Release dated October 4, 2001, which announces preliminary sales volume figures for the third quarter ended September 30, 2001;

(iv) Notice of a resolution, approved at the Regular Shareholders Meeting held April 17th, 2001, approving a dividend payment to shareholders as of January 30, 2002;

(v) Notice of a material event pertaining to the leave of absence of the Company's Chief Executive Officer (from February 4, 2002 until February 22, 2002) and the designation of the substitute for such period;

(vi) Notice of a resolution by the Company's Board of Directors setting a shareholders meeting for April 16, 2002;

(vii) Analysis of the Consolidated Financial Statements of the Company and its Subsidiaries as of December 31, 2001; and

(viii) Notice of a resolution by the Company's Board of Directors to propose that at the Regular Shareholders Meeting scheduled for April 16, 2002, the shareholders be asked to consider, among other things, distribution of the final dividend for 2001 fiscal year.

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated financial statements

As of and for the six-month periods ended
June 30, 2000 and 2001

CONTENTS

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of
Embotelladora Andina S.A.

We have reviewed the accompanying consolidated balance sheet of Embotelladora Andina S.A. and its subsidiaries as of June 30, 2001 and the related consolidated statement of income and of cash flows for the six-month period then ended. These financial statements are the responsibility of the Company's management. The attached "Análisis Razonado" and "Hechos relevantes" do not form an integral part of these financial statements; therefore, this report does not extend to them. The consolidated interim financial statements as of June 30, 2000 were not reviewed.

We conducted our review in accordance with auditing standards generally accepted in Chile for the review of interim financial information. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Chile, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, the consolidated interim financial statements as of June 30, 2001 were not audited and therefore, we are not in a position to express and we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated interim financial statements as of and for the six-month period ended June 30, 2001, for them to be in conformity with accounting principles generally accepted in Chile.

PricewaterhouseCoopers

Santiago, Chile
August 9, 2001

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

INTERIM CONSOLIDATED BALANCE SHEET
(Unaudited)

(Restated for general price-level changes and expressed in thousands of constant Chilean pesos of June 30, 2001 and thousands of U.S. dollars)

ASSETS	At June 30,		
	2000	2001	2001
	ThCh$	ThCh$	ThUS$
CURRENT ASSETS:			
Cash	7,087,569	7,264,207	11,549
Time deposits	177,836,730	69,431,546	110,384
Marketable securities	9,934,826	64,724,546	102,901
Accounts receivable (net)	36,828,771	38,508,694	61,222
Accounts due from related companies	3,078,555	1,521,500	2,419
Inventories	22,852,166	20,317,019	32,301
Recoverable taxes	7,663,770	7,069,304	11,239
Other current assets	11,594,065	20,095,287	31,947
Total current assets	276,876,452	228,932,103	363,962
PROPERTY, PLANT AND EQUIPMENT			
Land	15,598,036	15,026,489	23,889
Buildings and construction	94,149,724	94,656,068	150,487
Machinery and equipment	269,718,923	235,649,114	374,641
Other property, plant and equipment	139,964,529	160,845,416	255,716
Technical reappraisal of property, plant and equipment	1,794,986	1,794,986	2,854
Less: Accumulated depreciation	(254,013,322)	(279,813,413)	(444,854)
Total property, plant and equipment	267,212,876	228,158,660	362,733
OTHER ASSETS:			
Investments in related companies	7,967,255	17,227,876	27,389
Goodwill (net)	104,888,592	111,841,584	177,809
Investments in other companies	390,395	485,043	771
Accounts due from related companies	-	205,856	327
Long-term receivables	2,583,299	1,904,417	3,027
Intangible assets (net)	1,225,249	1,081,619	1,720
Other	23,728,216	84,151,237	133,786
Total other assets	140,783,006	216,897,632	344,829
Total assets	684,872,334	673,988,395	1,071,524

The accompanying Notes 1 to 16 are an integral part of these consolidated financial statements.

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

INTERIM CONSOLIDATED BALANCE SHEET
(Unaudited)

(Restated for general price-level changes and expressed in thousands of constant Chilean pesos of June 30, 2001 and thousands of U.S. dollars)

LIABILITIES	At June 30, 2000	At June 30, 2001	2001
	ThCh$	ThCh$	ThUS$
CURRENT LIABILITIES:			
Short-term bank liabilities	16,550,598	3,223,818	5,125
Current portion of long-term bank liabilities	336,350	3,835,478	6,098
Current portion of bonds payable	3,183,398	2,867,505	4,559
Dividends payable	49,591,430	46,203,530	73,456
Trade accounts payable and notes payable	22,851,939	28,114,415	44,696
Other accrued liabilities and provisions	13,951,704	12,124,995	19,277
Amounts payable to related companies	5,988,908	8,304,897	13,203
Income taxes payable	195,069	8,476,588	13,476
Other taxes payables	8,158,773	7,551,966	12,006
Total current liabilities	120,808,169	120,703,192	191,896
LONG-TERM LIABILITIES:			
Long-term bank liabilities	2,067,563	2,609,801	4,149
Bonds payable	172,778,737	156,841,150	249,350
Notes payable	91,248	0	0
Various creditors	254,111	318,601	507
Amounts payable to related companies	876,611	188,572	300
Other accrued liabilities and provisions	4,146,747	5,831,990	9,272
Other long-term liabilities	17,282,260	16,652,311	26,474
Total long-term liabilities	197,497,277	182,442,425	290,052
Minority interest	10,194,802	45,605	73
SHAREHOLDERS' EQUITY:			
Paid-in capital	176,233,270	176,368,861	280,396
Other reserves	28,758,533	58,425,167	92,886
Retained earnings	149,481,497	123,226,901	195,909
Net income for the period	5,872,346	16,608,028	26,404
Interim dividends	(3,973,560)	(3,831,784)	(6,092)
Total shareholders' equity	356,372,086	370,797,173	589,503
Total liabilities and shareholders' equity	684,872,334	673,988,395	1,071,524

The accompanying Notes 1 to 16 are an integral part of these consolidated financial statements.

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENT OF INCOME
(Unaudited)

(Restated for general price-level changes and expressed in thousands of constant Chilean pesos at June 30, 2001 and thousands of U.S. dollars)

	Six months ended June 30,		
	2000	2001	2001
	ThCh$	ThCh$	ThUS$
OPERATING INCOME:			
Net sales	207,204,618	238,417,592	379,042
Cost of sales	(129,112,406)	(149,775,932)	(238,118)
Gross profit	78,092,212	88,641,660	140,924
Administrative and selling expenses	(58,999,415)	(61,626,691)	(97,976)
Operating income	19,092,797	27,014,969	42,948
OTHER INCOME AND EXPENSES:			
Financial income	13,085,706	9,491,500	15,090
Other non-operating income	1,510,423	8,837,774	14,051
Financial expenses	(11,264,616)	(9,996,838)	(15,893)
Other non-operating expenses	(8,693,146)	(2,447,250)	(3,891)
Share of income (loss) from affiliate companies	(226,914)	(496,644)	(790)
Amortization of goodwill	(2,683,630)	(5,481,203)	(8,714)
Price-level restatement	(2,637,931)	(4,756,571)	(7,562)
Non-operating income	(10,910,108)	(4,849,232)	(7,709)
Income before income taxes and minority interest	8,182,689	22,165,737	35,239
Income taxes	(2,621,283)	(5,536,070)	(8,801)
Income before minority interest	5,561,406	16,629,667	26,438
Income (loss) attributable to minority interest	310,940	(21,639)	(34)
Net income	5,872,346	16,608,028	26,404

The accompanying Notes 1 to 16 are an integral part of these consolidated financial statements.

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS
(Unaudited)

(Restated for general price-level changes and expressed in thousands of constant Chilean pesos at June 30, 2001 and thousands of U.S. dollars)

	Six months ended June 30,		
	2000	2001	2001
	ThCh$	ThCh$	ThUS$
CASH FLOWS FROM OPERATING ACTIVITIES:			
Collection of accounts receivable	292,446,749	378,496,465	601,743
Financial income received	7,056,447	6,238,555	9,918
Other income received	12,563,552	11,474,270	18,242
Payments to suppliers and personnel	(220,902,308)	(278,612,469)	(442,945)
Interest paid	(9,398,340)	(7,275,033)	(11,566)
Income tax payments	(3,493,466)	(309,926)	(493)
Other expenses	(1,614,661)	(1,359,856)	(2,162)
VAT and other similar items paid	(38,545,479)	(43,510,037)	(69,173)
Net cash provided by operating activities	38,112,494	65,141,969	103,564
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from issuance of shares in subsidiary	-	5,514	9
Borrowings from banks and others	8,481,281	26,831,796	42,658
Dividends paid	(18,159,344)	(7,779,043)	(12,367)
Payment of loans	(8,704,749)	(37,323,502)	(59,338)
Net cash provided by (used in) financing activities	(18,382,812)	(18,265,235)	(29,038)
CASH FLOWS FROM INVESTING ACTIVITIES:			
Proceeds from sales of property, plant and equipment	394,253	1,733,879	2,757
Proceeds from sales of other investments	16,003,522	283,001,787	449,923
Other income	1,780,141	6,577,188	10,457
Collection of loans to related companies	-	338,093	538
Additions to property, plant and equipment	(12,501,103)	(10,985,317)	(17,465)
Purchases of permanent investments	(42,772,055)	(15,292,019)	(24,312)
Investments in financial instruments	(17,842,612)	(286,996,091)	(456,275)
Others loans to related companies	(1,144,543)	(813,572)	(1,293)
Other investing activities	-	(1,474,048)	(2,343)
Net cash flow provided by (used in) investing activities	(56,082,397)	(23,910,100)	(38,013)
Net (decrease) increase in cash and cash equivalents	(36,352,715)	22,966,634	36,513
Effect of inflation on cash and cash equivalents	(1,450,494)	1,629,538	2,591
Net (decrease) increase in cash and cash equivalents	(37,803,209)	24,596,172	39,104
Cash and cash equivalents at beginning of period	94,638,053	98,581,424	156,727
Cash and cash equivalents at end of period	56,834,844	123,177,596	195,831

The accompanying Notes 1 to 16 are an integral part of these consolidated financial statements.

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS
(Unaudited)

(Restated for general price-level changes and expressed in thousands of constant Chilean pesos at June 30, 2001 and thousands of U.S. dollars)

	Six months ended June 30,		
	2000	2001	2001
	ThCh$	ThCh$	ThUS$
RECONCILIATION BETWEEN NET INCOME FOR THE PERIOD AND NET CASH FLOWS PROVIDED BY OPERATING ACTIVITIES			
Net income	5,872,346	16,608,028	26,404
Income on sale of assets:			
Loss (gain) on sale of property, plant and equipment	38,231	(1,680,813)	(2,672)
Loss on sale of investment	-	44,212	70
Gain on sale of other assets	(30,072)	(42,925)	(68)
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	20,441,606	20,694,374	32,900
Amortization of intangibles	1,237,453	624,922	994
Write-offs and provisions	7,518,680	4,305,983	6,846
Participation in (earnings) losses of investments under equity method	226,914	496,644	790
Amortization of goodwill	2,683,630	5,481,203	8,714
Price-level restatement	2,637,931	4,756,571	7,562
Other credits to income that do not represent cash flows	(6,094,100)	(6,049,099)	(9,612)
Other debits to income that do not represent cash flows	2,184,631	3,579,352	5,691
Income attributable to minority interest	(310,940)	21,639	34
CHANGE IN OPERATING ASSETS / LIABILITIES:			
Decrease in accounts receivable	23,291,338	41,316,661	65,685
Decrease in inventories	3,179,387	5,441,540	8,651
Decrease (increase) in other current assets	(5,931,245)	2,353,446	3,742
Decrease in trade accounts payable and notes payable relating to operating activities	(17,861,459)	(34,028,775)	(55,690)
Increase in interest payable	438,183	888,779	1,413
Decrease in income taxes payable	(146,981)	3,808,587	6,055
Decrease in accounts payable relating to non-operating income	(418,614)	222,926	354
Decrease in VAT and other similar taxes	(844,425)	(2,704,286)	(4,299)
Net cash provided by operating activities	38,112,494	65,141,969	103,564

The accompanying Notes 1 to 16 are an integral part of these consolidated financial statements.

NOTE 1 - BASIS OF PRESENTATION

In the opinion of the Company's management, the accompanying interim consolidated financial statements of the Company include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of results for such interim periods.

The interim results for the six months ended June 30, 2001, are not necessarily indicative of the results for the full calendar year. These financial statements should be read in conjunction with the Company's audited financial statements and the related notes at and for the fiscal year ended December 31, 2000. All significant accounting policies followed in the preparation of these interim financial statements are described in Note 1 to the Company's audited consolidated financial statements referred to above, with the exception of the following:

The net adjustment of non-monetary assets, liabilities and equity accounts was made on the basis of a variation of 1.4% in the Consumer Price Index ("CPI") applicable for the six-month period ended June 30, 2001 (2.2% in 2000) and was included in the price-level restatement account in the statements of income.

Values for the UF are as follows (historical Chilean pesos per UF):

Year	At June 30,
	Ch$
2000	15,447.10
2001	16,002.32

For comparative purposes, the June 30, 2000 interim financial statements and the amounts disclosed in the related notes have been restated in terms of Chilean pesos of June 30, 2001 purchasing power.

The Company maintains its accounting records and prepares its financial statements in Chilean pesos. The U.S. dollar amounts disclosed in the accompanying June 30, 2001 interim financial statements are presented solely for the convenience of the foreign reader at the closing exchange rate of Ch$ 629.00 per US $ 1.00 quoted by the Central Bank of Chile for June 30, 2001. No representation is made that the Chilean peso amounts could have been, or could be, converted into U.S. dollars at that rate or any other rate.

NOTE 2 - MONETARY CORRECTION

The detail of the composition of monetary correction is as follows:

Monetary correction	Variation in UF, IVP or other index 2001	2000	Variation in foreign currency 2001	2000	Variation in CPI 2001	2000	Accumulated total 2001	2000
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Assets								
Current	-	-	16,111,014	3,170,890	165,410	109,648	16,276,424	3,280,538
Fixed assets	-	-	-	-	1,419,106	2,446,506	1,419,106	2,446,506
Other	73,811	137,756	14,254,503	1,096,235	3,274,843	6,407,330	17,603,157	7,641,321
Liabilities								
Current	(82,605)	(219,941)	(7,972,798)	(1,449,790)	(153,989)	(14,925)	(8,209,392)	(1,684,656)
Long-term	(10,499)	(20,726)	(26,373,181)	(4,122,958)	(58,452)	(83,392)	(26,442,132)	(4,227,076)
Equity	-	-	-	-	(5,272,271)	(9,655,382)	(5,272,271)	(9,655,382)
Income and expense accounts	-	-	-	-	(131,463)	(439,182)	(131,463)	(439,182)
Total	(19,293)	(102,911)	(3,980,462)	(1,305,623)	(756,816)	(1,229,397)	(4,756,571)	(2,637,931)

NOTE 3 - TIME DEPOSITS

Time deposits at each period-end are as follows:

	At June 30, 2000	2001
	ThCh$	ThCh$
Local currency deposits	22,634,242	-
Foreign currency deposits	155,202,488	69,431,546
Total	177,836,730	69,431,546

NOTE 4 - MARKETABLE SECURITIES

Marketable securities at each period-end are as follows:

	At June 30, 2000	2001
	ThCh$	ThCh$
Mutual Funds	6,163,861	53,284,237
Investment Funds	3,770,965	11,440,309
Total	9,934,826	64,724,546

NOTE 5 - ACCOUNTS RECEIVABLE

Accounts receivable (net) at each period-end consist of the following:

	At June 30,	
	2000	2001
	ThCh$	ThCh$
Trade accounts receivable (net)	20,735,107	24,790,356
Notes receivable (net)	7,794,837	7,866,366
Miscellaneous accounts receivable (net)	8,298,827	5,851,972
Accounts receivable (net)	36,828,771	38,508,694

Notes receivable consist primarily of post-dated checks. Miscellaneous accounts receivable consist primarily of advance payments made to suppliers and amounts due from employees.

NOTE 6 - PROPERTY, PLANT AND EQUIPMENT

a) Property, plant and equipment at each period-end are as follows:

	At June 30,	
	2000	2001
	ThCh$	ThCh$
Land	15,598,036	15,026,489
Buildings and construction	94,149,724	94,656,068
Machinery and equipment	269,718,923	235,649,114
Total	379,466,683	345,331,671

b) Other property, plant and equipment at each period-end are as follows:

	At June 30,	
	2000	2001
	ThCh$	ThCh$
Containers	78,195,076	88,272,433
Furniture and fixtures	10,308,442	9,655,730
Marketing and displays	29,747,487	36,009,159
Other	21,713,524	26,908,094
Total containers and other	139,964,529	160,845,416

c) Technical reappraisal of property, plant and equipment:

This item represents the increase in value of property, plant and equipment resulting from a technical reappraisal made by the Company in 1979 under SVS regulations.

	At June 30,	
	2000	2001
	ThCh$	ThCh$
Land	1,199,738	1,199,738
Buildings and construction	166,352	166,352
Machinery and equipment	428,896	428,896
Total	1,794,986	1,794,986
Accumulated depreciation	487,892	499,014

NOTE 7 - INVESTMENTS IN RELATED COMPANIES, GOODWILL AND INVESTMENTS IN OTHER COMPANIES

	At June 30,	
	2000	2001
	ThCh$	ThCh$
Investments in equity of related companies	7,967,255	17,227,876
Goodwill (net)	104,888,592	111,841,584
Total	112,855,847	129,069,460
Investments in other companies	390,395	485,043

a) Investments in equity of related companies:

The detail is as follows:

	Ownership percentage at June 30, 2001	Investment value at June 30,		Participation in net income	
		2000	2001	2000	2001
	%	ThCh$	ThCh$	ThCh$	ThCh$
Crowpla Reicolite	50.00	-	10,699,165	-	-
Envases Central S.A.	48.00	1,651,665	1,426,662	(122,689)	(174,012)
Agromax S.A.	48.62	472,095	531,642	-	-
KAIK Participacoes S/C Ltda.	11.31	2,979,252	1,652,071	(80,837)	(275,734)
Centralli Refrigerante S.A	25.00	334,198	-	(58,027)	(56,891)
Cican S.A.	15.20	2,530,045	2,918,336	34,639	9,993
Total		7,967,255	17,227,876	(226,914)	(496,644)

b) Transactions with related companies:

Company	Relation	Type of transaction	Amount of transactions for the six months ended June 30, 2000	2001
			ThCh$	ThCh$
Envases Central S.A.	Investee	Sales		
		Raw materials	560,760	432,717
		Services and others	944	758
		Purchases		
		Finished products	3,642,878	3,191,343
		Services and other	1,921	1,921
		Purchase of fixed assets	-	13,081
		Commercial accounts		
		Loan given	1,144,537	789,520
		Repayment of loan	-	305,308
		Interests	9,504	-
Envases Italprint S.A.	Shareholder in common	Purchases		
		Raw materials	65,091	463,212
Coca-Cola de Chile S.A.	Related company through shareholders	Sales		
		Advertising	2,110,574	1,421,644
		Other	3,201	13,784
		Purchases		
		Concentrate	14,883,210	15,101,440
		Advertising	1,178,252	2,118,660
		Services and others	-	1,289,155
Coca-Coca de Argentina S.A.	Related company through shareholders	Purchases		
		Concentrate	11,343,687	4,718,206
		Advertising	328,952	1,415,142
Cican S.A. (Argentina)	Equity investee	Purchases		
		Finished products	2,940,127	3,155,854
Cervejarias Kaiser S.A. (Brazil)	Equity investee	Purchases		
		Finished products	1,693,381	2,161,489
Coca Cola Industrias Ltda. CCIL (Brazil)	Related company through shareholders	Purchases		
		Concentrate	5,951,167	-
Claudio Cabrera Berceruelo	Subsidiary manager	Financial advice	10,068	7,907
Envases del Pacifico Ltda.	Director in common	Purchases		
		Labels	346,467	246,506
Recofarmas Industrias (Brasil) Do Amazona Ltda	Related company through shareholders	Purchases		
		Concentrate	-	12,366,037
Parque Arauco S.A.	Director of Andina owns 10% or more of the capital	Publicity space rentals	23,084	17,211

c) Amounts receivable and amounts payable with related companies:

Company	Amounts receivable at June 30, 2000	Amounts receivable at June 30, 2001	Amounts payable at June 30, 2000	Amounts payable at June 30, 2001
	ThCh$	ThCh$	ThCh$	ThCh$
Inversiones Freire Ltda.	15,783	-	-	-
Envases Central S.A.	1,092,525	341,925	-	1,557
Coca-Cola de Chile S.A.	-	-	2,300,217	1,828,651
Recofarma Industrias do Amazona Ltda.	-	-	-	3,966,549
Envases Italprint S.A.	-	-	107,182	280,130
Envases del Pacifico S.A	-	-	298,038	45,802
Kaiser S.A.	141,499	142,650	389,041	115,435
Centralli Refrigerante S.A.	-	24,052	-	83,930
Coca-Cola (Argentina)	745,785	-	948,865	789,370
Coca-Cola (Brazil)	1,082,963	1,012,873	1,490,706	421,314
Cican S.A. (Argentina)	-	-	454,859	772,159
Total short term	3,078,555	1,521,500	5,988,908	8,304,897
Coca-Cola (Brazil)	-	34,750	876,611	188,572
Centralli Refrigerante S.A.	-	171,106	-	-
Coca-Cola de Chile S.A.	-	-	-	-
Total long term	-	205,856	876,611	188,572

NOTE 8 - OTHER ASSETS

Other assets at each period-end are as follows:

	At June 30, 2000	At June 30, 2001
	ThCh$	ThCh$
Bonds	11,511,539	66,229,147
Prepaid expenses	4,038,663	2,889,980
Deferred taxes	29,834	5,797,506
Deferred bond issuance costs	4,174,853	3,163,753
Others (1)	3,973,327	6,070,851
Total	23,728,216	84,151,237

(1) Includes ThCh$ 801,975 (ThCh$ 3,518,858 in 2000) relating to amounts to be received from the former stockholders of the subsidiary Rio de Janeiro Refrescos Ltda., who agreed to compensate the Company for the cost of any liabilities relating to transactions prior to the purchase of the subsidiary. These guarantees cover not only the existing contingent liabilities but also any future contingency that could arise in Rio de Janeiro Refrescos Ltda. from operations prior to the purchase of that subsidiary. The balance in Other assets is compensated by the amount of the related liability to third parties included under Other long-term liabilities.

NOTE 9 - BANK LIABILITIES

a) Short-term bank liabilities:

The weighted average interest rate on short-term borrowings, denominated in US$ and outstanding at June 30, 2000 was 7.83%.

b) Long-term bank liabilities consist of loans in Brazilian reales and U.S. dollars, the terms of which are as follows:

	Terms
Lenders	Various banks
Payments of interest	Semiannually in arrears
Weighted average interest rate	17.96% per annum

The Long-term bank liabilities outstanding at each period-end, are as follows:

	At June 30,	
	2000	2001
	ThCh$	ThCh$
Long-term bank loans in U.S. dollars	345,969	10,747
Long-term bank loans in Brazilian reales	2,057,944	6,434,532
Total bank loans	2,403,913	6,445,279
Less: current portion	(336,350)	(3,835,478)
Total long-term portion	2,067,563	2,609,801

Scheduled maturities of the long-term portion of bank liabilities at June 30, 2001 are as follows:

Maturing during the period ending June 30,

	ThCh$
2003	553,584
2004	360,601
2005 and beyond	1,695,616
Total	2,609,801

NOTE 10 - BONDS PAYABLE

a) At June 30, 2001, the balance of bonds payable, amounting to ThCh$ 159,708,655 (ThCh$ 175,962,135 in 2000), is recorded at par value and is classified as follows:

	At June 30,	
	2000	2001
	ThCh$	ThCh$
Current portion of bonds payable:		
Bonds payable in foreign currency (US$)	3,183,398	2,867,505
Total current portion of bonds payable	3,183,398	2,867,505
Long-term bonds payable:		
Bonds payable in foreign currency (US$)	172,778,737	156,841,150
Total long-term bonds payable	172,778,737	156,841,150

b) The terms and conditions of the bonds outstanding at June 30, 2001 are as follows:

	Series A	Series B	Series C
Issue date	October 3, 1997	October 3, 1997	October 3, 1997
Amount of issuance	US$ 140.250.000	US$ 69,600,000	US$ 39,500,000
Basis of readjustment	US$ exchange rate	US$ exchange rate	US$ exchange rate
Amortization term	10 years	30 years	100 years
Principal payments	Due October 1, 2007	Due October 1, 2027	Due October 1, 2097
Annual interest rate	7.0%	7.625%	7.875%
Interest payments	Semiannually	Semiannually	Semiannually

During the period, the subsidiary The Sterling Pacific Corp. repurchased bonds in the international markets amounting to US$ 20.15 million (US$ 40.66 million in 2000). This transaction resulted in a net gain of ThCh$ 773,336 (ThCh$ 4,449,078 in 2000) included in other non-operating income.

NOTE 11 - OTHER ACCRUED LIABILITIES AND PROVISIONS

Other accrued liabilities and provisions at each period-end are as follows:

	At June 30,	
	2000	2001
	ThCh$	ThCh$
Other accrued liabilities:		
Accrued obligations at period-end	11,184,675	9,734,931
Provision for employee vacations	2,490,420	1,842,864
Employee severance indemnity	146,097	421,346
Unearned revenue	130,512	125,854
Total	13,951,704	12,124,995
Long-term provisions:		
Accrued obligations at period-end	2,288,748	3,759,302
Employee severance indemnities	1,857,999	2,072,688
Total	4,146,747	5,831,990

NOTE 12 - INCOME TAXES

a) Taxes

The Parent and its subsidiaries have set up a provision to cover income taxes based on existing laws.

b) Taxable retained earnings

The Taxable Profits Fund totaled ThCh$ 87,218,916 as of June 30, 2001 and will result in a 15% credit in the event of distribution to shareholders.

c) Deferred taxes

Beginning January 1, 2000, the Company began recognizing in net income on a prospective basis the effect of deferred taxes in accordance with Technical Bulletin No. 60 of the Chilean Institute of Accountants.

The cumulative balance of these deferred taxes are shown below:

2000

Temporary difference	Deferred asset		Deferred liability	
(Deferred taxes)	Short-Term	Long-Term	Short-Term	Long-Term
	ThCh$	ThCh$	ThCh$	ThCh$
Accrued vacation expenses	103,602	-	-	-
Provision for obsolescence	53,786	-	-	-
Allowance for doubtful accounts	516,938	-	-	-
Staff severance indemnities	-	1,733	5,772	571,461
Other differences	532,748	-	-	-
Provisions for lawsuits	-	96,229	-	-
Accumulated depreciation	-	-	108,848	6,559,318
Deposits in guarantee	-	-	-	1,982,315
Lease contracts	-	-	-	-
Other events	387,223	198,826	91,335	148,205
Total	1,594,297	296,788	205,955	9,261,299
Amortization of off-balance accounts	(542,577)	(266,954)	(42,713)	(6,231,062)
Total	1,051,720	29,834	163,242	3,030,237

2001

Temporary difference (Deferred taxes)	Deferred asset		Deferred liability	
	Short Term	Long Term	Short Term	Long Term
	ThCh$	ThCh$	ThCh$	ThCh$
Accrued vacation expenses	126,721	-	-	-
Provision for obsolescence	-	2,700,935	-	-
Allowance for doubtful accounts	685,565	184,023	-	-
Unearned revenue	81,157	-	-	-
Staff severance indemnities	34,044	5,247	5,596	562,350
Provision for lawsuits	-	332,820	-	-
Other differences	3,536,196	2,057,204	-	651,616
Accumulated depreciation	-	362,346	88,000	7,824,386
Deposits in guarantee	-	-	-	2,673,690
Other events	706,982	389,344	184,152	101,195
Total	5,170,665	6,031,919	277,748	11,813,237
Amortization of off-balance accounts	(232,249)	(234,413)	(4,840)	(6,058,020)
Total	4,938,416	5,797,506	272,908	5,755,217

NOTE 13 - CONTINGENCIES AND COMMITEMENTS

a) Guarantees:

Embotelladora Andina S.A.

Performance bond given by Mr. Patricio Cornejo, an unrelated person, due to exclusive advertising contracts for UF 3,600 due 2001, UF 2,400 due 2002 and UF 1,200 due 2003.

Rio de Janeiro Refrescos Ltda. (RJR)

The Company has received guarantees from Confab, one of the previous owners of RJR, amounting to US$35.2 million to cover certain probable contingencies as described below. These guarantees consist of letters of credit issued by a major commercial bank in Brazil in the amount of US$5.2 million, subject to being increased up to US$20 million at the request of the Company, and a mortgage on industrial property, independently appraised at US$ 30 million.

Transportes Andina Refrescos Ltda.

A lien on trucks has been granted in favor of the Company in respect of loans given by it to transportation companies providing services to Andina in order to finance the purchase of trucks. The loans granted at June 30, 2001 amounted to ThCh$ 126,164 (ThCh$ 122,273 in 2000).

b) Contingencies:

Rio de Janeiro Refrescos Ltda. (RJR)

The Company faces litigation related to labor laws, federal taxes and others related to contingencies of the prior owners of RJR, for a total estimated amount of US$2.4 million.

Complejo Industrial Pet S.A.

The Company faces litigation related to labor laws and other civil actions with a maximum possible liability of ThCh$ 554,566 (US$ 750,000).

At June 30, 2001, a provision was established to cover for the losses that could arise from all the litigation described above.

Embotelladora Atlántico S.A.

The Company faces litigation related to labor laws and others, with an estimated liability of ThCh$ 8,484,886.

At June 30, 2001, a provision of ThCh$ 930,352 was established to cover the possible or probable losses that may arise from current and potential proceedings with respect to labor and commercial litigation.

Embotelladora Andina S.A.

The Company had been sued for issues related to tax matters for a total amount of ThCh$ 57,905 plus interest and monetary correction. The court ruled partially against the Company and awarded the plaintiff ThCh$23,609 plus interest and monetary correction. The Company has appealed the ruling the result of which is pending.

c) Other Contingencies

It is Management's opinion that the Company and its subsidiaries are not exposed to any other contingencies such as loss or damage of assets due to fire, explosions or other similar risks, threat of asset expropriation, existing or possible claims or any other litigation.

NOTE 14 - SHAREHOLDERS' EQUITY

a) The movements in the capital and reserves of the Company during the periods ended June 30, 2001 and 2000 were as follows:

	Paid-in capital	Capital revaluation	Other reserves	Retained earnings	Net income for the period	Interim dividends	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
At January 1, 2000	165,962,202	-	28,957,335	181,358,644	27,193,812	(11,560,491)	391,911,502
Prior year income allocation	-	-	-	15,633,321	(27,193,812)	11,560,491	-
Dividends paid	-	-	-	(57,476,756)	-	-	(57,476,756)
Interim dividend	-	-	-	-	-	(3,831,784)	(3,831,784)
Price-level restatement of equity accounts	-	3,983,093	694,976	4,632,811	-	-	9,310,880
Accumulated translation adjustment of foreign investments (1)	-	-	(1,919,878)	-	-	-	(1,919,878)
Net income for the period	-	-	-	-	5,662,822	-	5,662,822
At June 30, 2000	165,962,202	3,983,093	27,732,433	144,148,020	5,662,822	(3,831,784)	343,656,786
Balance at June 30, 2000 restated in constant Chilean pesos of June 30, 2001 (3.8%)	172,102,803	4,130,467	28,758,533	149,481,497	5,872,346	(3,973,560)	356,372,086
At January 1, 2001	173,762,425	-	38,132,910	147,414,347	31,500,734	(11,640,959)	379,169,457
Prior year income allocation	-	-	-	19,859,775	(31,500,734)	11,640,959	-
Dividends paid	-	-	-	(46,141,062)	-	-	(46,141,062)
Interim dividend	-	-	-	-	-	(3,831,784)	(3,831,784)
Price-level restatement of equity accounts	-	2,606,436	571,994	2,093,841	-	-	5,272,271
Accumulated translation adjustment of foreign investments (1)	-	-	19,720,263	-	-	-	19,720,263
Net income for the period	-	-	-	-	16,608,028	-	16,608,028
At June 30, 2001	173,762,425	2,606,436	58,425,167	123,226,901	16,608,028	(3,831,784)	370,797,173

(1) Represents the accumulated exchange rate difference arising upon consolidation of the Company's investments in Argentina and Brazil in accordance with Technical Bulletin No. 64 of the Chilean Institute of Accountants and Official Circular No. 5294 of the SVS, as shown in the following detail:

Company	Balance at January 1, 2001	Exchange rate difference during the year Investment	Liability	Balance at June 30, 2001
	ThCh$	ThCh$	ThCh$	ThCh$
Rio de Janeiro Refrescos Ltda.	16,603,862	8,026,776	-	24,630,638
Embotelladora del Atlantico S.A.	14,432,866	8,528,299	-	22,961,165
Complejo Industrial Pet S.A.	6,787,426	3,165,188	-	9,952,614
	37,824,154	19,720,263	-	57,544,417

b) Dividends paid

In the period January to June 2001, the Company distributed Interim Dividend No. 124 for Ch$ 4.80 per Series A share and Ch$ 5.28 per Series B share and Definitive Dividend No. 125 for Ch$ 4.80 per Series A share and Ch$ 5.28 per Series B share.

At the extraordinary shareholders meeting held on April 17, 2001 the distribution of extraordinary dividend No. 126 was approved for a total of Ch$ 42,309,278,262. This dividend will be available to shareholders on July 16, 2001.

At the extraordinary shareholders meeting held on April 17, 2001, the Company decided to distribute dividend No. 127 for Ch$ 4.80 per Series A share and Ch$ 5.28 per Series B share. This dividend will be available to shareholders on July 16, 2001.

In the period January to June 2000, the Company distributed Interim Dividend N° 118 for $ 4.80 per Series A share and $ 5.28 per Series B share, Definitive Dividend N° 119 for $ 4.80 per Series A share and $ 5.28 per Series B share, additional dividend N°120 for $ 12.22 per Series A share and $ 13.42 per Series B share and additional dividend N°121 for $ 55.00 per Series A share and $ 60.50 per Series B share.

NOTE 15 - OTHER NON-OPERATING INCOME AND EXPENSES

Other non-operating income and expenses include the following items:

a) Other non-operating income:

	2000	2001
	ThCh$	ThCh$
Gain on sale of fixed assets	-	1,897,730
Other miscellaneous income	320,539	704,537
Currency exchange rate difference arising from translation of financial statements	1,189,884	6,235,507
Total	1,510,423	8,837,774

b) Other non-operating expenses:

	2000	2001
	ThCh$	ThCh$
Loss on sale of fixed assets	(38,231)	(216,917)
Restructuring indemnities (1)	(2,536,699)	(1,018,840)
Other miscellaneous expenses	(6,118,216)	(1,211,493)
Total	(8,693,146)	(2,447,250)

(1) Restructuring indemnities correspond to internal reorganization costs of the Company and its subsidiaries outside the country.

NOTE 16 - SUBSEQUENT EVENTS

a) Bond issuance in Chile

At July 12, 2001, Embotelladora Andina S.A. issued bonds in the Chilean market totaling UF 7,000,000 (about US$ 168.7 million). The bond issuance was divided as follows:

- Series A, totaling UF 3,300,000 (approximately MUS$ 80) with maturity in 2008 and interest at 6.54% per annum.
- Series B, totaling UF 3,700,000 (approximately MUS$ 89) with maturity in 2026 and interest at 6.96% per annum.

b) Repurchase of bonds issued by Embotelladora Andina S.A. in 1997

During July 2001, The Sterling Pacific Corp. issued a public offering in the United States of America stating its intention to buy in cash the US-denominated bonds issued by Embotelladora Andina S.A. in 1997. The offering included all three bonds series currently in the market, with a nominal capital value of US$ 249,350,000.

The result of the repurchase offering was the following:

Series and due date	Face value of repurchased bonds US$	Face value of remaining bonds US$
Series A – 2007	103,624,000	36,626,000
Series B – 2027	45,600,000	24,000,000
Series C – 2097	29,500,000	10,000,000
Total	178,724,000	70,626,000

c) There were no other significant events between June 30, 2001 and the issuing date of these financial statements (August 9, 2001) that could have a material effect on the Company's consolidated financial statements.

MATERIAL EVENT

CORPORATE NAME	:	**EMBOTELLADORA ANDINA S.A.**
SECURITIES REGISTRY	:	00124
TAXPAYER I.D.	:	91.144.000-8

The following Material Event is reported by virtue of the stipulations in Article 9 and subparagraphs 2 and 3 of Article 10 of Law 18,045, and the provisions in Section II.2.2 of General Rule No. 30 of the Superintendency of Securities and Insurance:

In relation to the Material Event advised to the market on June 4, 2001, **Embotelladora Andina S.A.** ("Andina") and a subsidiary of **The Coca-Cola Company** ("TCCC") have mutually decided to suspend the negotiations of the non-binding Letter of Intent dated June 4, 2001 that established an interest in a potential acquisition of franchise rights and other assets by Andina located in territories in the state of Rio de Janeiro, Brazil, formerly owned by the Brazilian company *Companhia Mineira de Refrescos*.

Santiago, September 28, 2001

Pedro Pellegrini Ripamonti
General Counsel
Embotelladora Andina S.A.

Embotelladora Andina S.A.

FOR IMMEDIATE RELEASE

CONTACTS IN SANTIAGO, CHILE	CONTACTS IN NEW YORK
Andrés Olivos, Chief Financial Officer	Alex Cancio
Sofía Chellew, Head of Investor Relations	**Thomson Financial Investor Relations**
Embotelladora Andina S.A. (56-2) 338-0520	**(212) 509-5100**
E-Mail: inv.rel@koandina.com	**E-Mail:** alex.cancio@tfn.com

ANDINA ANNOUNCES PRELIMINARY SALES VOLUME FIGURES FOR THE THIRD QUARTER OF 2001

(Santiago, Chile, October 4, 2001) -- **Embotelladora Andina S.A.** ("Andina" or "the Company") (NYSE: AKO/A; AKO/B) announced today that its preliminary total soft drink sales volumes are expected to increase approximately 0-1% for the third quarter ended September 30, 2001, when compared to the same period of 2000. Soft drink volumes are expected to decline 3-4% in Chile and 1-2% in Brazil (which includes the acquired NVG territory for both periods), while soft drink volumes for the Company's Argentine territory are expected to increase 7-8%.

These figures are approximations, the actual numbers will be released in the consolidated third quarter results during November 2001.

Andina, based in Santiago, Chile, is one of the largest bottlers of Coca-Cola products in the region. It has produced and distributed soft drinks and juices in Chile for over 50 years, and expanded its presence to Brazil in 1994 and to Argentina in 1995 and 1996.

This release may contain forward-looking statements reflecting management's good faith expectations and are based upon currently available data; however, actual results are subject to numerous uncertainties, many of which are beyond the control of the Company and any one or more of which could materially impact actual performance. Among the factors that can cause performance to differ materially are: economic and political conditions on consumer spending, pricing pressure resulting from competitive discounting by other bottlers, climatic conditions in the Southern Cone, and other risk factors applicable from time to time and listed in Andina's periodic reports filed with the relevant regulatory institutions.

MATERIAL EVENT

CORPORATE NAME : **EMBOTELLADORA ANDINA S.A.**

SECURITIES REGISTRY : 00124

TAXPAYER I.D. : 91.144.000-8

The following is reported by virtue of the stipulations in Article 9 and subparagraph 2 of Article 10 of Law 18,045, and the provisions in Section II.B.3 of General Rule No. 30 of the Superintendency of Securities and Insurance:

INTERIM DIVIDEND NO. 129

As approved by the Regular Shareholders Meeting held April 17, 2001 (the "Meeting"), the Board resolved to distribute the following sums as interim dividend No. 129:

a) $4.80 (four pesos and 80/100) per Series A share; and

b) $5.28 (five pesos and 28/100) per Series B share.

This dividend will be paid on account of the 2001 fiscal year profits and will be available to shareholders beginning January 30, 2002. The Shareholders Registry will close on January 24, 2002 for purposes of payment of this dividend.

Santiago, December 19, 2001

Pedro Pellegrini Ripamonti
Corporate Legal Manager
Embotelladora Andina S.A.

MATERIAL EVENT

CORPORATE NAME	:	**EMBOTELLADORA ANDINA S.A.**
SECURITIES REGISTRY	:	00124
TAXPAYER I.D.	:	91.144.000-8

The following Material Event is reported by Embotelladora Andina S.A. ("Andina") by virtue of the stipulations in Article 9 and subparagraphs 2 of Article 10 of Law 18,045, and the provisions in Section II, paragraph 1 B of General Rule No. 30 of the Superintendency of Securities and Insurance:

From the 4th to the 22nd of February 2002, the General Manager, Mr. Renato Ramirez Fernandez, will be absent from the company in order to take his legally allowed vacation. During his absence, the Board of Directors has agreed that the current Manager of the Division of Administration and Finance, Mr. Herman Vasquez Rovira, will act as substitute General Manager during this period.

Santiago, February 04, 2002

Pedro Pellegrini Ripamonti
Corporate Legal Manager
Embotelladora Andina S.A.

MATERIAL EVENT

CORPORATE NAME	:	**EMBOTELLADORA ANDINA S.A.**
SECURITIES REGISTRY	:	00124
TAXPAYER I.D.	:	91.144.000-8

The following Material Event is reported by virtue of the stipulations in Article 9 and subparagraph 2 of Article 10 of Law 18,045, and the provisions in Section II.1.B.3 of General Rule No. 30 of the Superintendency of Securities and Insurance:

At a regular meeting, the Board of Directors resolved, among other matters, to convene a **Regular Shareholders Meeting** for April 16, 2002 at 10:00 a.m., in the corporate offices of the Company located at Avenida Carlos Valdovinos 560, Borough of San Joaquin.

Pedro Pellegrini Ripamonti
Corporate Legal Manager
Embotelladora Andina S.A.

Embotelladora Andina S.A.

FOR IMMEDIATE DISTRIBUTION

CONTACTS IN SANTIAGO, CHILE
Andrés Olivos, Chief Financial Officer
Sofía Chellew, Head of Investor Relations
Embotelladora Andina S.A. (56-2) 338-0520
e-mail: inv.rel@koandina.com

CONTACTS IN NEW YORK
Alex Cancio
Thomson Financial Investor Relations
(212) 701-1973
e-mail: alex.cancio@tfn.com

ANALYSIS OF THE CONSOLIDATED FINANCIAL STATEMENTS OF EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES AS OF DECEMBER 31, 2001

(Santiago, Chile, February 19, 2002) – **Embotelladora Andina S.A. (NYSE: AKO/A; AKO/B)** announced today its unaudited consolidated results for the fourth quarter of 2001, prepared in accordance with Chilean accounting principles and stated in Chilean Pesos ("Ch$") as of December 31, 2001.

FOURTH QUARTER 2001
CONSOLIDATED RESULTS

Except where indicated all figures refer to the fourth quarter of 2001 and all percentage changes are with respect to the same period of the previous year.

CFO Statement "Results for the quarter declined with respect to the previous year as a result of the weakened economic environment in the region together with the significant Reais and Chilean peso devaluations. Additionally, the deepening of the crisis in Argentina also affected results. Nevertheless, the full year results leave us satisfied as the Company, under a weak economic scenario was able to defend operating results and net income.

Going forward we are optimistic that the current challenging environment can generate opportunities, which with our expertise and solid financial position, can allow us to strengthen our position in the market and improve efficiencies.", stated Andrés Olivos, the company's Chief Financial Officer.

Sales Volume Total sales volume increased 3%, with 2% volume growth in soft drink volumes. Soft drink volume for the quarter grew 3% in Chile and 2% in Brazil, while in Argentina soft drink volumes remained basically flat.

Net Sales Consolidated net sales totaled Ch$136,023 million (US$207.7 million), representing a decrease of 3%, and explained by decreases of 1% in Chile and 9% in Brazil, which were partially compensated by a 2% increase in Argentina.

Operating Income Operating income decreased 22%, principally explained by the impact of currency devaluations, together with lower pricing and which were partially offset by improved volumes.

EBITDA Operating cash flow (EBITDA) decreased 21%, with an EBITDA margin of 21.1%.

Non Operating Results

Non-operating results amounted to a loss of Ch$7,983 million (US$12.2 million) vs. a loss of Ch$3,560 million (US$5.4 million) the previous year. The increased non operating loss of US$6.8 million was principally attributable to (i) additional financial expenses of US$2.1 million, which includes the effect of forward contracts; (ii) additional goodwill charges of US$2.2 million, relating to full amortization of the packaging subsidiaries, and (iii) increased charges for monetary correction and other translation effects of US$31.9 million, which included a US$7.5 million charge relating to net monetary assets of the Argentine operations, as required by Chilean regulation (Superintendencia de Valores y Seguros) as a provision for the Argentine peso devaluation which occurred during January, 2002, together with the negative effect of the appreciation of the Chilean peso over net US dollar denominated assets.

Those effects were partially compensated by US$28.4 million generated in extraordinary gains, principally attributed to the one-time gain obtained from the capital reduction made in Argentina during the year (BT64). Income tax provision for the quarter amounted to Ch$1,531 million (US$2.3 million), versus Ch$2,699 million (US$4.1 million) accounted the year before.

Net Income

Thus, net income reached Ch$10,831 million (US$16.5 million), vs. Ch$19,900 million (US$30.4 million) the previous year.

CHILEAN OPERATIONS

Sales Volume

Soft drink volume grew 3% in the quarter, while juice and mineral water volumes grew 7%.

In September, the Company initiated the roll-out of the value-protection brand Tai, in an effort to reach price sensitive consumers and offer our clients with a broader portfolio of products. Thus far, these products have been successfully received by retailers and have achieved the planned levels of focused coverage of medium to low income segment clients, with a controlled product mix.

Net Sales

Net sales decreased 1%, principally explained by the fact that as of the third quarter of 2001, the Company no longer consolidates its Chilean packaging operations. Excluding packaging revenues from the previous year, net sales increased 4%, and is basically explained by improved beverage volumes.

Operating Income

Operating income decreased 14% to Ch$14,457 million (US$22.1 million). Lower depreciation and administrative expenses partially offset the increase in certain raw materials, such as cans and bottles, as well as the effect of an increased mix of non-returnable bottles, which reached 24% of the format mix vs. 19%, one year ago.

EBITDA

Operating Cash Flow (EBITDA) decreased 16%, to Ch$17,667 million (US$27.0 million), with an EBITDA margin 31.1%.

BRAZILIAN OPERATIONS

Sales Volume Soft drink sales volume reached 38.7 million unit cases, representing a 2% growth during the quarter. Other beverages volume reached 1.8 million unit cases, representing a 71% growth.

Net Sales Net sales reached Ch$38,042 million (US$58.1 million), with a decrease of 9% compared to the prior year, driven by the Real devaluation of 30% (average exchange rate devaluation between both quarters), which was partially compensated by a 5.5% increase in prices in local currency and by the conversion effect of a higher Chilean peso exchange rate of 14%.

Operating Income Operating Income was Ch$2,979 million (US$4.5 million) compared to Ch$5,284 million (US$8.1 million) the prior year. The decline results were attributable to lower revenues and higher dollar linked costs such as sugar, PET resin and cans (resulting from the Brazilian currency devaluation).

EBITDA EBITDA amounted to Ch$5,623 million (US$8.6 million), 31% below the previous year, representing an EBITDA margin of 14.8%.

ARGENTINE OPERATIONS

Sales Volume Total volume growth was flat during the quarter with a market share of 51%, reflecting a gain of roughly 2 percentage points over one year ago, and principally explained by new products launched during the year.

Net Sales Beverage revenues in local currency decreased 6%, as a result of 7% lower soft drink prices in local currency. This together with the effect of the Chilean devaluation, resulted in 2% higher net sales, in Chilean pesos.

Operating Income Despite stable fixed costs, lower prices resulted in a 22% decline in operating income, which amounted to Ch$4,396 million (US$6.7 million),

EBITDA EBITDA declined 22% to Ch$6,911 million (US$10.6 million), with an EBITDA margin of 16.8%

FULL YEAR 2001 vs. 2000

Except where indicated all figures refer to the full year 2001 and all percentage changes are with respect to the same period of the previous year.

Sales Volume Consolidated sales volume reached 339 million unit cases, representing a 9% growth, reflecting 1% soft drink volume growth in Chile; 17% soft drink growth in Brazil and a 10% increase in Argentina.

Net Sales Net sales reached Ch$481,927 million (US$736.0 million), reflecting a 5% increase, which is principally driven by the inclusion of the NVG operation as well increased revenue in the Argentine operation.

Operating Income Despite improved results in the Company's Argentine operation, the effect of increased raw material costs and lower prices, principally due to devaluation effects, resulted in a decline in consolidated operating income, with a slight decline of 70 basis points in operating margin.

EBITDA EBITDA decreased 2%, reaching Ch$96,469 million (US$147.3 million), with a 20.0% margin.

Net Income The aforementioned, together with lower non operating results led to net income of Ch$33,067 million (US$50.5 million), 2% above the previous year.

ADDITIONAL INFORMATION

For purposes of an easier comprehension and analysis of the Company results, charts reflecting the results of the beverage operations for each country have been included. These charts are based on each operation's own accounting practices and are reflected in local currency.
This information isolates currency fluctuations and the effects registered when consolidating under Chilean Gaap. Additionally, the packaging operations have been excluded.

****

This release may contain forward-looking statements, reflecting Embotelladora Andina S.A.'s good faith expectations and are based upon currently available data; however, actual results are subject to numerous uncertainties, many of which are beyond the control of the Company and any one or more of which could materially impact actual performance. Among the factors that can cause performance to differ materially are: political and economic conditions on consumer spending, pricing pressure resulting from competitive discounting by other bottlers, climatic conditions in the Southern Cone, and other risk factors applicable from time to time and listed in Andina's periodic reports filed with the relevant regulatory institutions.

Embotelladora Andina S.A.
Fourth Quarter Results for the period ended December 31, Chilean GAAP
(In millions of constant 12/31/01 Chilean Pesos, except per share)

	31-12-01				31-12-00				
	Chilean Operations	*Brazilian Operations*	*Argentine Operations*	*Total (2)*	*Chilean Operations*	*Brazilian Operations*	*Argentine Operations*	*Total (2)*	*% Ch.*
VOLUME TOTAL BEVERAGES (Million UC)	**37,1**	**40,5**	**22,8**	**100,4**	**35,8**	**39,1**	**22,8**	**97,6**	**2,8%**
Soft Drink	30,6	38,7	22,1	**91,5**	29,8	38,01	22,2	**90,0**	1,7%
Mineral Water	2,9	0,7	0,6	**4,2**	2,7	0,5	0,6	**3,7**	11,9%
Juices	3,6	0,3	0,1	**3,9**	3,4	NA	NA	**3,4**	17,8%
Beer	NA	0,8	NA	**0,8**	NA	0,6	NA	**0,6**	39,1%
NET SALES	**56.841**	**38.042**	**41.137**	**136.023**	**57.249**	**42.026**	**40.312**	**139.583**	**-2,6%**
COST OF SALES	(30.028)	(27.402)	(25.496)	(82.930)	(29.676)	(25.896)	(24.766)	(80.334)	3,2%
GROSS PROFIT	**26.813**	**10.640**	**15.641**	**53.094**	**27.573**	**16.130**	**15.546**	**59.249**	**-10,4%**
Gross Margin	47,2%	28,0%	38,0%	39,0%	48,2%	38,4%	38,6%	42,4%	
SELLING AND ADMINISTRATIVE EXPENSES	(12.356)	(7.661)	(11.245)	(31.262)	(10.714)	(10.845)	(9.914)	(31.474)	-0,7%
CORPORATE EXPENSES	0	0	0	(1.488)	0	0	0	(1.620)	-8,1%
OPERATING INCOME	**14.457**	**2.979**	**4.396**	**20.343**	**16.859**	**5.284**	**5.632**	**26.156**	**-22,2%**
Operating Margin	25,4%	7,8%	10,7%	15,0%	29,4%	12,6%	14,0%	18,7%	
EBITDA (1)	**17.667**	**5.623**	**6.911**	**28.713**	**20.986**	**8.181**	**8.865**	**36.433**	**-21,2%**
Ebitda Margin	31,1%	14,8%	16,8%	21,1%	36,7%	19,5%	22,0%	26,1%	
NON OPERATIONAL RESULTS									
FINANCIAL INCOME (Net)				(2.005)				(662)	203,0%
RESULTS FROM AFFILIATED				(458)				(301)	52,0%
AMORTIZATION OF GOODWILL				(3.236)				(1.786)	81,2%
OTHER INCOME/(EXPENSE)				(1.773)				34	-5258,9%
PRICE LEVEL RESTATEMENT (3)				(20.893)				(1.406)	1386,3%
EXTRAORDINARY GAINS/(LOSSES)				20.382				561	3533,2%
NON-OPERATING RESULTS				**(7.983)**				**(3.560)**	**124,3%**
INCOME BEFORE INCOME TAXES; AMORTIZATION OF NEGATIVE GOODWILL AND MINORITY INTEREST				**12.360**				**22.596**	-45,3%
INCOME TAXES				(1.531)				(2.699)	-43,3%
MINORITY INTEREST				2				3	-54,5%
AMORTIZATION OF NEGATIVE GOODWILL				0				0	NA
NET INCOME				**10.831**				**19.900**	**-45,6%**
Net Margin				8,0%				14,3%	
WEIGHTED AVERAGE SHARES OUTSTANDING				760,3				760,3	
EARNINGS PER SHARE				**14,2**				**26,2**	
EARNINGS PER ADS				**85,5**				**157,0**	**-45,6%**

(1) EBITDA: Operating Income + Depreciation
(2) Total may be different from the *addition of the three countries* because of intercountry eliminations
(3) Includes: Monetary Correction + Conversion Effect to Balance Sheet + Income Statement Accounts.

Embotelladora Andina S.A.
Fourth Quarter Results for the period ended December 31, Chilean GAAP
(In millions US$, except per share)

Exch. Rate : 654,79

	31-12-01				31-12-00				
	Chilean Operations	Brazilian Operations	Argentine Operations	Total (2)	Chilean Operations	Brazilian Operations	Argentine Operations	Total (2)	% Ch.
VOLUME TOTAL BEVERAGES (Million UC)	37,1	40,5	22,8	100,4	35,8	39,1	22,8	97,6	2,8%
Soft Drink	30,6	38,7	22,1	91,5	29,8	38,0	22,2	90,0	1,7%
Mineral Water	2,9	0,7	0,6	4,2	2,7	0,5	0,6	3,7	11,9%
Juices	3,6	0,3	0,1	3,9	3,4	NA	NA	3,4	17,8%
Beer	NA	0,8	NA	0,8	NA	0,6	NA	0,6	39,1%
NET SALES	86,8	58,1	62,8	207,7	87,4	64,2	61,6	213,2	-2,6%
COST OF SALES	(45,9)	(41,8)	(38,9)	(126,7)	(45,3)	(39,5)	(37,8)	(122,7)	3,2%
GROSS PROFIT	40,9	16,2	23,9	81,1	42,1	24,6	23,7	90,5	-10,4%
Gross Margin	47,2%	28,0%	38,0%	39,0%	48,2%	38,4%	38,6%	42,4%	
SELLING AND ADMINISTRATIVE EXPENSES	(18,9)	(11,7)	(17,2)	(47,7)	(16,4)	(16,6)	(15,1)	(48,1)	-0,7%
CORPORATE EXPENSES	0,0	0,0	0,0	(2,3)	0,0	0,0	0,0	(2,5)	-8,1%
OPERATING INCOME	22,1	4,5	6,7	31,1	25,7	8,1	8,6	39,9	-22,2%
Operating Margin	25,4%	7,8%	10,7%	15,0%	29,4%	12,6%	14,0%	18,7%	
EBITDA (1)	27,0	8,6	10,6	43,9	32,1	12,5	13,6	55,6	-21,2%
Ebitda Margin	31,1%	14,8%	16,8%	21,1%	36,7%	19,5%	22,0%	26,1%	
NON OPERATIONAL RESULTS									
FINANCIAL INCOME (Net)				(3,1)				(1,0)	203,0%
INCOME FROM AFFILIATED COMPANIES				(0,7)				(0,5)	52,0%
AMORTIZATION OF GOODWILL				(4,9)				(2,7)	81,2%
OTHER INCOME/(EXPENSE)				(2,7)				0,1	-5258,9%
PRICE LEVEL RESTATEMENT (3)				(31,9)				(2,1)	1386,3%
EXTRAORDINARY GAINS/(LOSSES)				31,1				0,9	3533,2%
NON-OPERATING RESULTS				(12,2)				(5,4)	124,3%
INCOME BEFORE INCOME TAXES; AMORTIZATION OF NEGATIVE GOODWILL AND MINORITY INTEREST				18,9				34,5	-45,3%
INCOME TAXES				(2,3)				(4,1)	-43,3%
MINORITY INTEREST				0,0				0,0	-54,5%
AMORTIZATION OF NEGATIVE GOODWILL				0,0				0,0	NA
NET INCOME				16,5				30,4	-45,6%
Net Margin				8,0%				14,3%	

WEIGHTED AVERAGE SHARES OUTSTANDING				760,3				760,3	
EARNINGS PER SHARE				0,02				0,04	
EARNINGS PER ADS				0,13				0,24	-45,6%

(1) EBITDA: *Operating Income + Depreciation*
(2) Total may be different from the addition of the three countries because of intercountry eliminations
(3) Includes: Monetary Correction + Conversion Effect to Balance Sheet + Income Statement Accounts.

Embotelladora Andina S.A.
Twelve Months Results for the period ended December 31, Chilean GAAP
(In millions of constant 12/31/01 Chilean Pesos, except per share)

	31-12-01				31-12-00				
	Chilean Operations	*Brazilian Operations*	*Argentine Operations*	*Total (2)*	*Chilean Operations*	*Brazilian Operations*	*Argentine Operations*	*Total (2)*	*% Ch.*
VOLUME TOTAL BEVERAGES (Million UC)	**119,2**	**138,6**	**81,2**	**339,0**	**118,0**	**117,6**	**74,2**	**309,8**	**9,4%**
Soft Drink	98,7	133,6	78,9	**311,1**	97,6	114,5	72,0	**284,1**	9,5%
Mineral Water	8,5	2,3	2,1	**12,9**	7,9	1,0	2,2	**11,1**	16,2%
Juices	12,0	0,4	0,3	**12,7**	12,5	NA	0,0	**12,5**	0,9%
Beer	NA	2,4	NA	**2,4**	NA	2,1	NA	**2,1**	12,0%
NET SALES	**190.453**	**140.809**	**150.715**	**481.927**	**194.033**	**129.511**	**135.481**	**458.843**	**5,0%**
COST OF SALES	(108.148)	(97.001)	(96.515)	(301.614)	(109.188)	(81.236)	(87.441)	(277.684)	8,6%
GROSS PROFIT	**82.305**	**43.809**	**54.200**	**180.314**	**84.844**	**48.275**	**48.040**	**181.160**	**-0,5%**
Gross Margin	43,2%	31,1%	36,0%	37,4%	43,7%	37,3%	35,5%	39,5%	
SELLING AND ADMINISTRATIVE EXPENSES	(39.257)	(38.440)	(43.038)	(120.735)	(37.358)	(42.687)	(40.122)	(120.167)	0,5%
CORPORATE EXPENSES	0	0	0	(3.752)	0	0	0	(4.451)	-15,7%
OPERATING INCOME	**43.048**	**5.369**	**11.161**	**55.826**	**47.486**	**5.588**	**7.918**	**56.541**	**-1,3%**
Operating Margin	22,6%	3,8%	7,4%	11,6%	24,5%	4,3%	5,8%	12,3%	
EBITDA (1)	**57.372**	**18.578**	**24.271**	**96.469**	**64.115**	**17.269**	**21.388**	**98.321**	**-1,9%**
Ebitda Margin	30,1%	13,2%	16,1%	20,0%	33,0%	13,3%	15,8%	21,4%	
NON OPERATIONAL RESULTS									
FINANCIAL INCOME (Net)				(3.822)				(4.277)	-10,6%
INCOME FROM AFFILIATED COMPANIES				(1.366)				(1.319)	3,5%
AMORTIZATION OF GOODWILL				(10.713)				(6.301)	70,0%
OTHER INCOME/(EXPENSE)				(1.800)				182	-1088,8%
PRICE LEVEL RESTATEMENT (3)				(16.754)				(3.468)	383,1%
EXTRAORDINARY GAINS/(LOSSES)				18.928				(6.936)	-372,9%
NON-OPERATING RESULTS				**(15.527)**				**(22.119)**	**-29,8%**
INCOME BEFORE INCOME TAXES; AMORTIZATION OF NEGATIVE GOODWILL AND MINORITY INTEREST				**40.299**				**34.422**	**17,1%**
INCOME TAXES				(7.211)				(1.872)	285,1%
MINORITY INTEREST				(21)				(73)	-70,7%
AMORTIZATION OF NEGATIVE GOODWILL				0				0	NA
NET INCOME				**33.067**				**32.477**	**1,8%**
Net Margin				6,9%				7,1%	

WEIGHTED AVERAGE SHARES OUTSTANDING	760,3	760,3	
EARNINGS PER SHARE	**43,5**	**42,7**	
EARNINGS PER ADS	**261,0**	**256,3**	**1,8%**

(1) EBITDA: Operating Income + Depreciation
(2) Total may be different from the addition of the three countries because of intercountry eliminations
(3) Includes: Monetary Correction + Conversion Effect to Balance Sheet + Income Statement Accounts.

Embotelladora Andina S.A.
Twelve Months Results for the period ended December 31, Chilean GAAP
(In millions US$, except per share)

Exch. Rate : $ 654,79

	31-12-01				31-12-00				
	Chilean Operations	Brazilian Operations	Argentine Operations	Total (2)	Chilean Operations	Brazilian Operations	Argentine Operations	Total (2)	% Ch.
VOLUME TOTAL BEVERAGES (Million UC)	**119,2**	**138,6**	**81,2**	**339,0**	**118,0**	**117,6**	**74,2**	**309,8**	**9,4%**
Soft Drink	98,7	133,6	78,9	**311,1**	97,6	114,5	72,0	**284,1**	9,5%
Mineral Water	8,5	2,3	2,1	**12,9**	7,9	1,0	2,2	**11,1**	16,2%
Juices	12,0	0,4	0,3	**12,7**	12,5	NA	0,0	**12,5**	0,9%
Beer	NA	2,4	NA	**2,4**	NA	2,1	NA	**2,1**	12,0%
NET SALES	**290,9**	**215,0**	**230,2**	**736,0**	**296,3**	**197,8**	**206,9**	**700,7**	**5,0%**
COST OF SALES	(165,2)	(148,1)	(147,4)	(460,6)	(166,8)	(124,1)	(133,5)	(424,1)	8,6%
GROSS PROFIT	**125,7**	**66,9**	**82,8**	**275,4**	**129,6**	**73,7**	**73,4**	**276,7**	**-0,5%**
Gross Margin	43,2%	31,1%	36,0%	37,4%	43,7%	37,3%	35,5%	39,5%	
SELLING AND ADMINISTRATIVE EXPENSES	(60,0)	(58,7)	(65,7)	(184,4)	(57,1)	(65,2)	(61,3)	(183,5)	0,5%
CORPORATE EXPENSES	0,0	0,0	0,0	(5,7)	0,0	0,0	0,0	(6,8)	-15,7%
OPERATING INCOME	**65,7**	**8,2**	**17,0**	**85,3**	**72,5**	**8,5**	**12,1**	**86,3**	**-1,3%**
Operating Margin	22,6%	3,8%	7,4%	11,6%	24,5%	4,3%	5,8%	12,3%	
EBITDA (1)	**87,6**	**28,4**	**37,1**	**147,3**	**97,9**	**26,4**	**32,7**	**150,2**	**-1,9%**
Ebitda Margin	30,1%	13,2%	16,1%	20,0%	33,0%	13,3%	15,8%	21,4%	
NON OPERATIONAL RESULTS									
FINANCIAL INCOME (Net)				(5,8)				(6,5)	-10,6%
INCOME FROM AFFILIATED COMPANIES				(2,1)				(2,0)	3,5%
AMORTIZATION OF GOODWILL				(16,4)				(9,6)	70,0%
OTHER INCOME/(EXPENSE)				(2,7)				0,3	-1088,8%
PRICE LEVEL RESTATEMENT (3)				(25,6)				(5,3)	383,1%
EXTRAORDINARY GAINS/(LOSSES)				28,9				(10,6)	-372,9%
NON-OPERATING RESULTS				**(23,7)**				**(33,8)**	**-29,8%**
INCOME BEFORE INCOME TAXES; AMORTIZATION OF NEGATIVE GOODWILL AND MINORITY INTEREST				**61,5**				**52,6**	**17,1%**
INCOME TAXES				(11,0)				(2,9)	285,1%
MINORITY INTEREST				(0,0)				(0,1)	-70,7%
AMORTIZATION OF NEGATIVE GOODWILL				0,0				0,0	NA
NET INCOME				**50,5**				**49,6**	**1,8%**
Net Margin				6,9%				7,1%	

WEIGHTED AVERAGE SHARES OUTSTANDING	760,3	760,3	
EARNINGS PER SHARE	**0,07**	**0,07**	
EARNINGS PER ADS	**0,40**	**0,39**	**1,8%**

(1) EBITDA: Operating Income + Depreciation
(2) Total may be different from the addition of the three countries because of intercountry eliminations
(3) Includes: Monetary Correction + Conversion Effect to Balance Sheet + Income Statement Accounts.

Embotelladora Andina S.A.

Consolidated Balance Sheet

(In million of constant 12/31/01 Chilean Pesos)

ASSETS	31-12-01	31-12-00	%Ch
Cash + Time deposits + market. Securit.	57.614	178.029	-67,6%
Account receivables (net)	59.362	58.259	1,9%
Inventories	17.325	24.942	-30,5%
Other current assets	14.168	18.793	-24,6%
Total Current Assets	**148.470**	**280.023**	**-47,0%**
Property, plant and equipment	517.962	521.937	-0,8%
Depreciation	(300.551)	(272.302)	10,4%
Total Property, Plant, and Equipment	**217.411**	**249.635**	**-12,9%**
Investment in related companies	18.405	7.063	160,6%
Investment in other companies	672	376	78,6%
Goodwill	111.264	108.730	2,3%
Other long term assets	193.493	30.722	529,8%
Total Other Assets	**323.835**	**146.890**	120,5%
TOTAL ASSETS	**689.715**	**676.549**	**1,9%**

LIABILITIES & SHAREHOLDERS' EQUITY	31-12-01	31-12-00	%Ch
Short term bank liabilities	14.041	14.894	-5,7%
Current portion of long term bank liabilities	7.190	1.370	424,9%
Current portion of bonds payable	1.192	2.914	-59,1%
Trade accounts payable and notes payable	50.822	55.517	-8,5%
Other liabilities	25.469	29.268	-13,0%
Total Current Liabilities	**98.714**	**103.964**	**-5,0%**
Long term bank liabilities	55.333	3.302	1575,6%
Bonds payable	146.988	159.391	-7,8%
Other long term liabilities	16.541	18.950	-12,7%
Total Long Term Liabilities	**218.863**	**181.643**	**20,5%**
Minority Interest	**46**	**19**	**143,3%**
Stockholders' Equity	**372.092**	**390.924**	**-4,8%**
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	**689.715**	**676.549**	**1,9%**

Financial Highlights

(In million of constant 12/31/01 Chilean Pesos)

ADDITIONS TO FIXED ASSETS	31-12-01	31-12-00
Chile	12.794	11.978
Brazil	7.942	5.246
Argentina	1.880	10.263
	22.616	**27.487**

DEBT RATIOS	31-12-01	31-12-00
Financial Debt / Total Capitalization	0,38	0,32
Financial Debt / EBITDA L12M	2,33	1,85
EBITDA L12M / Interest Expense (net) L12M	3,89	5,96

L12M: Last twelve months

* As December 31, 2001, the company's net cash position reached US$ 22 million. Total bank debt amounted to US$ 343 million.
Total Cash amounted to US$ 365 million, which includes cash investments accounted for under Other Current Assets as well as Long Term Assets.

Embotelladora Andina S.A.
Results ended December 31, Local GAAP

Beverage Operations
(Local Gaap)

	4 Quarter 2001			4 Quarter 2000		
	Chile (MCh$)	Brazil (MR$)	Argentina (MA$)	Chile (MCh$)	Brazil (MR$)	Argentina (MA$)
TOTAL BEVERAGES VOLUME (Million UC)	**37,1**	**40,5**	**22,8**	**35,8**	**39,1**	**22,8**
Soft Drink	30,6	38,7	22,1	29,8	38,0	22,2
Mineral Water	2,9	0,7	0,6	2,7	0,5	0,6
Juices	3,6	0,3	0,1	3,4	NA	NA
Beer	NA	0,8	NA	NA	0,6	NA
NET SALES SOFT DRINKS	46.637	135,5	54,5	45.571	127,8	58,9
NET SALES OTHER	9.956	11,5	1,7	8.790	6,7	0,9
NET SALES TOTAL	**56.593**	**147,0**	**56,2**	**54.361**	**134,5**	**59,8**
COST OF SALES	(31.319)	(111,2)	(32,8)	(27.729)	(87,9)	(34,2)
GROSS PROFIT	**25.274**	**35,8**	**23,4**	**26.632**	**46,7**	**25,6**
Gross Margin	44,7%	24,4%	41,7%	49,0%	34,7%	42,8%
SELLING AND ADMINISTRATIVE EXPENSES	(10.907)	(19,6)	(16,7)	(9.214)	(26,6)	(16,1)
OPERATING INCOME	**14.366**	**16,2**	**6,8**	**17.418**	**20,1**	**9,5**
Operating Margin	25,4%	11,0%	12,0%	32,0%	14,9%	15,9%
EBITDA (1)	**17.586**	**22,5**	**9,9**	**20.697**	**26,0**	**13,7**
Ebitda Margin	31,1%	15,3%	17,6%	38,1%	19,3%	22,9%

	Acum. 12/31/2001			Acum. 12/31/2000		
	Chile (MCh$)	Brazil (MR$)	Argentina (MA$)	Chile (MCh$)	Brazil (MR$)	Argentina (MA$)
TOTAL BEVERAGES VOLUME (Million UC)	**119,2**	**138,6**	**81,2**	**118,0**	**117,6**	**74,2**
Soft Drink	98,7	133,6	78,9	97,6	114,5	72,0
Mineral Water	8,5	2,3	2,1	7,9	1,0	2,2
Juices	12,0	0,4	0,3	12,5	NA	0,0
Beer	NA	2,4	NA	NA	2,1	NA
NET SALES SOFT DRINKS	150.937	467,0	202,7	147.491	380,1	200,9
NET SALES OTHER	32.830	31,1	4,5	31.714	21,9	3,2
NET SALES TOTAL	**183.767**	**498,1**	**207,2**	**179.205**	**402,1**	**204,2**
COST OF SALES	(105.149)	(360,6)	(126,4)	(99.617)	(262,6)	(125,6)
GROSS PROFIT	**78.617**	**137,5**	**80,9**	**79.588**	**139,5**	**78,6**
Gross Margin	42,8%	27,6%	39,0%	44,4%	34,7%	38,5%
SELLING AND ADMINISTRATIVE EXPENSES	(36.365)	(99,6)	(63,4)	(33.023)	(112,4)	(64,4)
OPERATING INCOME	**42.253**	**37,9**	**17,4**	**46.565**	**27,1**	**14,1**
Operating Margin	23,0%	7,6%	8,4%	26,0%	6,7%	6,9%
EBITDA (1)	**54.872**	**62,2**	**31,6**	**59.550**	**49,3**	**30,1**
Ebitda Margin	29,9%	12,5%	15,3%	33,2%	12,3%	14,8%

(1) EBITDA: Operating Income + Depreciation
MCh$: Million Nominal Chilean pesos of each period
MR$: Million Nominal Brazilian Reals
MA$: Million nominal Argentine pesos
Chile results do not consider corporate expenses

MATERIAL EVENT

CORPORATE NAME	:	**EMBOTELLADORA ANDINA S.A.**
SECURITIES REGISTRY	:	00124
TAXPAYER I.D.	:	91.144.000-8

The following Material Event is reported by virtue of the stipulations in Article 9 and subparagraph 2 of Article 10 of Law 18,045, and the provisions in Section II.1.B.3 of General Rule No. 30 of the Superintendency of Securities and Insurance:

At a regular meeting, the Board of Directors resolved, among other matters:

To propose that the Regular Shareholders Meeting, to be held April 16, 2002, distribute the following dividends:

1. **Final Dividend for 2001 Fiscal Year:**

a) $4.80 (four pesos and eighty centavos) per Series A share; and

b) $5.28 (five pesos and twenty-eight centavos) per Series B share.

If approved by the Shareholders Meeting, these dividends would be payable as of April 30, 2002. The Shareholders Registry will close on April 24, 2002 for payment of this dividend.

2. **Dividends against the retained earnings fund in the amount of $42,309,278,262.**

If the motion is approved, the proposed dividend would total $53 (fifty-three pesos) per Series A share and $58.30 (fifty-eight pesos and thirty centavos) per Series B share, and would be payable beginning July 16, 2002. The Shareholders Registry will close on July 10, 2002 for payment of this dividend.

Santiago, March 1, 2002

Pedro Pellegrini Ripamonti
Corporate Legal Manager
Embotelladora Andina S.A.

Embotelladora Andina S.A.

GERENCIA CORPORATIVA LEGAL
FONO (562) 338-0560
FAX (562) 338-0570

OFICINA CORPORATIVA
AV. ANDRES BELLO N° 2687 PISO 20
SANTIAGO DE CHILE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

EMBOTELLADORA ANDINA S.A.

By: ______________________
J. Andrés Olivos Bambach
Chief Financial Officer

Dated: March 7, 2002